BALLAD GOLD & SILVER LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Telephone: (604) 682-7159 • Fax: (604) 669-5886 • Toll Free: 1.888.880.2288
Website: www.balladnet.com Email: ajb@balladnet.com

[redacted]

08004349

August 5, 2008

SUPPL

RECEIVED
2008 AUG 14 P 2:23

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BALLAD GOLD & SILVER LTD. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 20, 2008:

A. Annual General Meeting

- copy of Notice of Annual and Special General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Request for Financial Statements

PROCESSED
AUG 19 2008
THOMSON REUTERS

B. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2008 with relevant MD&A.

C. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

D. Copies of news releases issued during the relevant period dated June 6, 2008 and July 7, 2008.

E. Copies of Material Change Reports (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated June 6, 2008 and July 7, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER:

GWEN WEGNER
Corporate Secretary

Enclosures

#82-4000

BALLAD GOLD & SILVER LTD.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Canada
Telephone: (604) 682-7159

RECEIVED
2008 JUN 14 P 2:23

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 20, 2008 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 24, 2008.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Gold & Silver Ltd. (the "Company") for use at the Annual and Special General Meeting of shareholders to be held on June 24, 2008 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 605 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting

materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge. Broadridge typically creates its own proxy forms in a "voting instruction form" format, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to submit their voting instructions to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy form cannot use that form to vote common shares directly at the Meeting – voting instructions must be provided to Broadridge well in advance of the Meeting in order to have the common shares voted. Voting instructions may be submitted to Broadridge by mail, on the internet or by telephone, as specified on the voting instruction form.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 20, 2008 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 29,977,740 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	13,956,080	46.6%
Raymond Roland	3,097,331	10.3%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business*

Corporations Act or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Anthony J. Beruschi BC, Canada *President, Chief Executive Officer and a Director*	Barrister and Solicitor; President of Ballad Gold & Silver Ltd. since June 30, 1994 Also a director of Vega Gold Ltd. and Whistler Gold Corp.	June 30, 1994 to date	2,708,390
Raymond Roland BC, Canada *Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc., Pacific Topaz Resources Ltd. and Ultra Uranium Corp.	March 31, 1997 to date	3,097,331
Douglas B. Brooks BC, Canada *Director*	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Power Corp. from 1998 to 2007; President of Maximum Ventures Inc.; President of Pierre EnTerprises Ltd. Also a director of Boss Power Corp., Maximum Ventures Inc., Pierre Enterprises Ltd., Ultra Uranium Corp. and Whistler Gold Corp.	August 16, 2006 to date	111,098
Luis Botto BC, Canada *Director*	Consultant, South American property acquisitions/ operations since 2002; Manager, South American Operations of Ballad Gold & Silver Ltd. since July, 2007; Sales/ Leasing, Volvo, 2002 to 2004	July 23, 2007 to date	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Douglas B. Brooks and Luis Botto are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Anthony J. Beruschi and Raymond Roland who were directors of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001. Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre Enterprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at December 31, 2007, the Chief Financial Officer as at December 31, 2007 and each of the Company's other three most highly compensated officers as at December 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation			All Other Compen-sation ($) (i)
					Awards		Payouts	
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	
Anthony J. Beruschi President and CEO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 1,039,287 Nil	Nil Nil Nil	Nil Nil Nil	$238,663[1] $142,474[1] $160,987[1]
Raymond Roland CFO	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 590,000 Nil	Nil Nil Nil	Nil Nil Nil	$18,000[2] $36,000[2] $36,000[2]

1 Legal fees, related disbursements paid or accrued to a law firm of which Mr. Beruschi is principal and interest, geological consulting fees, management fees, rent and disbursements paid or accrued to private companies or firms of which Mr. Beruschi is principal.

2 Consulting fees paid or accrued to a private company of which Mr. Roland is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officers during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony Beruschi	Nil	N/A	1,039,287[1] Exercisable	Nil Exercisable
Raymond Roland	Nil	N/A	590,000[1] Exercisable	Nil Exercisable

1 Subsequent to the financial year ended December 31, 2007, these options, exercisable at $0.25 per share, expired without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2007 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2007 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	15,000[1] Exercisable	Nil Exercisable

1 Subsequent to the financial year ended December 31, 2007, these options, exercisable at $0.25 per share, expired without exercise.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,078,575	$0.25	919,199
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,078,575	$0.25	919,199

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2007 or the current financial year.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than directors or Named Executive Officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines.

In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of four directors of whom Douglas B. Brooks is independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Anthony J. Beruschi is not independent as he is the President and CEO of the Company. Raymond Roland is not independent is he is the CFO of the Company. Luis Botto is not independent as he receives compensation for providing consulting services to the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles

as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*
Douglas B. Brooks	Independent*	Financially literate*
Luis Botto	Not independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2007	$17,272	-	-	-
2006	$9,288	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. All of the Committee members are financially literate. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. Dale Matheson Carr-Hilton LaBonte were first appointed auditors of the Company by shareholders at the Annual and Special General Meeting held on August 27, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since January 1, 2007

Other informed party transactions

During the fiscal year ended December 31, 2007, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. $139,535 in legal fees and related disbursements was paid or accrued to a law firm of which Anthony J. Beruschi, President and a director of the Company, was a principal during the fiscal year ended December 31, 2007;

2. $44,328 in interest charges was accrued to a law firm of which Anthony J. Beruschi, President and a director of the Company, was a principal during the fiscal year ended December 31, 2007, on outstanding balance of invoices rendered to the Company for legal services;

3. $15,000 in management fees was paid or accrued to Virgin Ventures Ltd., a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi, President and a director of the Company;

4. $22,500 in management fees was paid or accrued to XyQuest Mining Corp., a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi, President and a director of the Company;

5. $15,500 in management fees was paid or accrued to 1601 – 1188 Quebec Street Ltd., a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi, President and a director of the Company;

6. $18,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, a director of the Company;

7. $1,800 in rent was paid or accrued to XyQuest Mining Corp., a British Columbia non-reporting company wholly-owned by Anthony J. Beruschi, President and a director of the Company;

8. $17,500 was paid or accrued to Luis Botto, a director of the Company, as reimbursement of shareholder communication costs;

9. $45,482 was paid or accrued to Luis Botto, a director of the Company, as reimbursement of property investigation costs;

10. $5,216 was paid or accrued to Anthony J. Beruschi, President and a director of the Company, as reimbursement of travel expenses; and

11. $3,574 was paid or accrued to Luis Botto, a director of the Company, as reimbursement of travel expenses.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At a previous Annual General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2008 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2008 Plan.

The 2008 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2008 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2008 Plan. The 2008 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2008 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2008 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2008 Plan. A summary of some of the additional provisions of the 2008 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the

disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2008 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2008 Plan is in the Company's best interests and recommend that the shareholders approve the 2008 Plan.

Share Consolidation and Increase in Authorized Capital

Shareholder approval is being requested to Special Resolutions which would approve a share consolidation on the basis of up to four (4) existing common shares for one (1) new common share and a re-organization of the Company's shares to give the Company greater flexibility in future financings.

As at May 20, 2008, a total of 29,977,740 common shares in the capital of the Company were issued and outstanding. Accordingly, if put into effect on the basis of the maximum authorized ratio of four (4) existing common shares for one (1) new common share, a total of 7,494,435 common shares in the capital of the Company would be issued and outstanding following the said consolidation, assuming no other change in the issued capital. There is currently no maximum number of authorized common shares.

As set out in Section 83 of the *Business Corporations Act* (British Columbia), if any fractional shares are to be converted into whole shares, each fractional share after following conversion that is less than one-half of a share must be cancelled and each fractional share that is at least one-half of a share must be changed to one whole share.

The proposed changes to the Company's share structure require the affirmative vote of not less than 2/3 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, special resolutions as follows:

"To consider and, if thought fit, to pass Special Resolutions that:

(i) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of four (4) existing common shares for one (1) new common share, or such lower ratio as the Board of Directors may determine;

(ii) any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the *Business Corporations Act* (British Columbia);

(iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

(iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Any share consolidation is subject to shareholder approval and TSX Venture Exchange acceptance for filing.

Change in Corporate Name

Shareholder approval is requested to Special Resolutions which would approve a change in the name of the Company from Ballad Gold & Silver Ltd. to Ballad Gold Corp., or such other name as the Board of Directors may approve in order to avoid investor confusion resulting from the capital re-organization as follows:

"To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed from Ballad Gold & Silver Ltd. to Ballad Gold Corp., or such other name as the Board of Directors may approve;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

A change of name of the Company is subject to shareholder approval and TSX Venture Exchange acceptance for filing.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2007. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 20th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

BALLAD GOLD & SILVER LTD.

"Anthony J. Beruschi"

ANTHONY J. BERUSCHI
President and Chief Executive Officer

#82-4000

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

BALLAD GOLD & SILVER LTD. (the "Company")

TO BE HELD AT 605 – 889 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B2 ON TUESDAY, JUNE 24, 2008 AT 11:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Anthony J. Beruschi, a Director of the Company, or failing this person, Raymond Roland, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

RECEIVED
2008 AUG 14 P 2:23

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	(a) To elect as Director, ANTHONY J. BERUSCHI		N/A	
	(b) To elect as Director, RAYMOND ROLAND		N/A	
	(c) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(d) To elect as Director, LUIS BOTTO		N/A	
3.	To approve the proposed stock option plan for implementation by the Company.			
4.	To consider and, if thought fit, to pass Special Resolutions that: (i) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of four (4) existing common shares for one (1) new common share, or such lower ratio as the Board of Directors may determine; (ii) any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the *Business Corporations Act* (British Columbia); (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.			N/A
5.	To consider and, if thought fit, to pass Special			N/A

	Resolutions that: (i) the name of the Company be changed from Ballad Gold & Silver Ltd. to Ballad Gold Corp., or such other name as the Board of Directors may approve; (ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and (iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.			

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

BALLAD GOLD & SILVER LTD.
605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Fax: (604) 669-5886

82-4000

BALLAD GOLD & SILVER LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

BALLAD GOLD & SILVER LTD.
605 - 889 West Pender Street
Vancouver, British Columbia, CANADA
V6C 3B2
(CUSIP No. 058511 10 6)

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2008

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

BALLAD GOLD & SILVER LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of **BALLAD GOLD & SILVER LTD.** (hereinafter called the "Company") will be held at the offices of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia on June 24, 2008 at the hour of 11:00 a.m. (Pacific Time) for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2007 and the report of the auditor thereon;

(b) To re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(e) To consider and, if thought fit, to pass Special Resolutions that:

  (i) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding common shares of the Company on the basis of four (4) existing common shares for one (1) new common share, or such lower ratio as the Board of Directors may determine;

  (ii) any fractional common shares resulting from the consolidation of the common shares be converted to whole common shares pursuant to the provisions of Section 83 of the *Business Corporations Act* (British Columbia);

  (iii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolutions; and

  (iv) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

(f) To consider and, if thought fit, to pass Special Resolutions that:

(i) the name of the Company be changed from Ballad Gold & Silver Ltd. to Ballad Gold Corp., or such other name as the Board of Directors may approve;

(ii) such of the constating documents of the Company as may be required pursuant to the *Business Corporations Act* (British Columbia) be altered accordingly to give effect to the foregoing Special Resolution and that the President or any one director of the Company is authorized to execute and file any documents and take such further actions that may be necessary to give effect to the foregoing Special Resolution; and

(iii) the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders; and

(g) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 20th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
ANTHONY J. BERUSCHI, President

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

March 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	(Unaudited) March 31, 2008	(Audited) December 31, 2007
ASSETS		
Current		
Cash	$ 3,681	$ 6,428
Amounts receivable	34,652	27,270
Prepaid expenses	4,671	4,671
	43,004	38,369
Equipment – (Note 3)	7,532	7,999
Mineral properties	1	1
	$ 50,537	$ 46,369
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 737,331	$ 621,676
Due to related parties (Note 5)	744,543	772,221
Taxes payable (Note 7)	18,517	18,557
	1,500,391	1,412,454,
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – (Note 4)	13,716,992	13,716,992
Contributed surplus (Note 4)	1,475,494	1,475,494
Deficit	(16,642,340)	(16,558,571)
	(1,449,854)	(1,366,085)
	$ 50,537	$ 46,369

Commitments – (Notes 8)

APPROVED BY THE BOARD:

"Anthony J. Beruschi", Director
Anthony J. Beruschi

"Raymond W. Roland", Director
Raymond W. Roland

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited – Prepared by Management)

	For the three months ended March 31, 2008	For the three months ended March 31, 2007
Administrative Expenses		
Accounting and audit fees	$ 1,800	$ 1,550
Amortization	467	570
Consulting fees	5,000	3,360
Filing fees	5,150	3,750
Interest – (Note 5)	19,550	6,735
Legal fees – (Note 5)	7,533	-
Management fees – (Note 5)	7,500	24,000
Office and miscellaneous	7,272	5,771
Property investigation	5,275	-
Rent	7,795	9,300
Shareholder communication	15,602	10,079
Transfer agent	825	1,256
Travel and promotion	-	9,927
Net Loss for the period	(83,769)	(76,298)
Deficit, beginning of period	(16,558,571)	(16,090,461)
Deficit, end of period	$ (16,642,340)	$ (16,166,759)
Basic and diluted loss per share	$ (0.003)	$ (0.003)
Weighted average number of shares outstanding	28,528,576	24,792,005

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	For the three months ended March 31, 2008	For the three months ended March 31, 2007
Operating Activities		
Net loss for the year	$ (83,769)	$ (76,298)
Add (deduct) items not affecting cash:		
Amortization	467	570
Accrued and unpaid professional fees	148,649	-
Accrued and unpaid rent	9,595	-
Accrued and unpaid travel costs	5,216	-
Accrued and unpaid interest	63,878	6,687
Accrued and unpaid management fees	86,000	24,000
	230,036	(45,041)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(7,382)	1,186
Taxes payable	(40)	-
Accounts payable and accrued liabilities	(225,361)	39,084
Increase (decrease) in cash during the year	(2,747)	(4,771)
Cash, beginning of year	6,428	20,359
Cash, end of year	$ 3,681	$ 15,588
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2007 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2007 financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Note 2 Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Note 3 Equipment

	2008		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 24,465	$ 2,502
Office equipment	17,983	12,953	5,030
	$ 44,950	$ 37,418	$ 7,532

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 26,967	$ 23,343	$ 3,624
Office equipment	17,983	11,695	6,288
	$ 44,950	$ 35,038	$ 9,912

Note 4 Share Capital

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(468,110)	(468,110)
Balance, December 31, 2007	29,977,740	13,716,992	1,475,494	-	(16,558,571)	(1,366,085)
Loss for the period	-	-	-	-	(83,769)	(83,769)
Balance, March 31, 2008	29,977,740	13,716,992	1,475,494	-	(16,642,340)	(1,449,854)

During the year ended December 31, 2006 the Company issued 4,006,250 units of its securities at $0.08 per unit, for net proceeds of $320,500, each unit consisted of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. As at March 31, 2008 the warrants had expired unexercised.

On July 13, 2007 the Company completed a second tranche of its private placement, issuing 5,185,735 units of its securities at $0.08 per unit, raising $414,859, of which $260,759 was received during 2006 and recorded as liability to issue shares. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. The units were restricted from trading until November 14, 2007. Management has estimated the fair value of the warrant to be $116,679 which has been included in share capital

Note 4 Share Capital - (cont'd)

Share Purchase Warrants

A summary of the status of the Company's warrants as of March 31, 2008 and 2007, and changes during the periods then ended is as follows:

	2008	
	Warrants	Weighted Average Exercise Price
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$ 0.220
Granted	2,222,222	0.150
Exercised	-	0.110
Expired	(10,264,667)	0.220
Outstanding, December 31, 2005	2,222,222	$ 0.150
Granted	4,006,250	0.105
Outstanding, December 31, 2006	6,228,472	$ 0.121
Granted	5,185,735	0.105
Expired	(2,222,222)	0.150
Outstanding, December 31, 2007	9,191,985	$ 0.105
Expired	(4,006,250)	0.105
Outstanding, March 31, 2008	5,185,735	$ 0.105

At March 31, 2008, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
5,185,735	$0.105	July 13, 2009
5,185,735		

The weighted average remaining life of all outstanding warrants as of March 31, 2008 is 1.3 years (2007 – 0.70)

.

Note 4 Share Capital - (cont'd)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of March 31, 2008 and March 31, 2007 and changes during the periods then ended is presented below:

	March 31, 2008		March 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,928,575	$0.25	2,078,575	$0.25
Granted	-	-	-	-
Expired/cancelled	(1,928,575)	0.25	-	-
Outstanding and exercisable, end of period	-	-	2,078,575	$0.25

At March 31, 2008, there were no share purchase options outstanding. :

At March 31, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	March 2, 2008
2,078,575		

Stock Option Plan – (cont'd)

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2008, no stock options were granted.

Note 5 Related Party Transactions

During the three months ended March 31, 2008 and 2007, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2008	2007
Management fees	$ 7,500	$ 24,000
Interest	19,550	6,687
Legal	9,113	-
Property investigation costs	5,275	-
Shareholder communications	5,250	-
	$ 46,688	$ 30,687

At March 31, 2008, the Company owed $744,543 (2007 - $510,247) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $379,144 (2007: $132,329) owing to a company controlled by a director that accrues interest at the rate of 2% per month. Interest paid or accrued during the three months ended March 31, 2008 was $19,550 (2007:$6,687). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 6 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Mineral properties and equipment by geographical segments are as follows:

	Canada	South America	Total
March 31, 2007			
Cash	$ 2,379	$ 1,302	$ 3,681
Amounts receivable	34,652	-	34,652
Prepaid expenses	4,671	-	4,671
Equipment	7,532	-	7,532
Mineral properties, including deferred costs	-	1	1
	$ 50,536	$ 1,303	$ 50,537

	Canada	South America	Total
March 31, 2006			
Cash	$ 15,393	$ 195	$ 15,588
Amounts receivable	21,555		21,555
Prepaid expenses	2,708		2,708
Equipment	9,912	-	9,912
Mineral properties, including deferred costs	-	1	1
	$ 49,568	$ 196	$ 49,764

	Canada	South America	Total
March 31, 2007			
Net loss	$ (78,769)	$ 5,000)	$ (83,769)

	Canada	South America	Total
March 31, 2006			
Net loss	$ (76,298)	$ -	$ (76,298)

Note 7 Taxes payable

During the 2004 fiscal year, the Company issued 1,862,222 common shares on a flow-through basis for gross proceeds of $209,500. The flow-through subscription agreements required the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants on or before December 31, 2005. The Company has only spent approximately $125,000 of the required $209,500 in qualifying expenditures. As a result of the shortfall in expenditures, the Company was subject to a flow-through penalty tax (Part XXII.6 under the Income Tax Act of Canada) and at March 31, 2008 has accrued $18,517 in taxes payable. The Company may be contingently liable to the flow-through share investors in the event of reassessments of their income tax returns by the Canada and Revenue Agency as a result of this shortfall in qualifying expenditures. The Company is currently unable to determine the amount of liability, if any, relating to this flow-through share financings.

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2008

BACKGROUND

The following discussion and analysis, prepared as of May 23, 2008, should be read together with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 and 2007 and related notes attached and the audited consolidated financial statements for the year ended December 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda. (inactive), Ballad Exploration S.A. (inactive), and TVX Minera Del Peru S.A. (inactive), and the Company's wholly owned Argentinian subsidiary Compania Minera San Antonia which was incorporated by the Company on February 25, 2005 to facilitate exploration in Argentina. All inter-company transactions and balances have been eliminated upon consolidation.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period March 31, 2008 and 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, May 23, 2008.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ballad Gold & Silver Ltd. ("Ballad") is a mining exploration company. The Ballad's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

Ballad conducts natural resource exploration and development operations in Canada and South America. In South America, Ballad has conducted exploration in Peru and Argentina.

Mineral Properties

During fiscal 2005 Ballad wrote-off all exploration and acquisition costs on the Rabbit North Property, situated in Canada and the Roberto base metal exploration property in the Peruvian province of Huancaveilea, due to poor exploration results and inactivity on the properties.

On April 19, 2006, Ballad announced its intention to drop its option to earn an interest in the Rabbit North Property and to focus on its South American properties.

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During fiscal 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio") to facilitate exploration in Argentina.

On December 2, 2005 the Company announced that exploration on the Penascudo Property would be delayed until access considerations raised by two of the 12 surface owners were resolved. Over the ensuing fifteen months the Company pursued its rights to access through the Argentinean Government and the Mining Ministry and was ultimately successful.

The Company had worked to gain access for exploration at Penascudo after two surface right holders challenged the Company's rights to explore in November, 2005. After a lengthy process the Company received a declaration from the Director of Mines refusing the surface owners' objections and allowing the Company access to further explore at Penascudo in May, 2006. On June 30, 2006, The provincial government of Chubut in Argentina passed legislation suspending exploration and mining activity in certain areas including the geographic area covering the Cerro Penascudo gold and silver property in Chubut province. As no exploration or development work can be conducted at Cerro Penascudo while the legislation is in effect and there is currently no limitation period for the legislation's effect, as at December 31, 2006, the property was written-down to $1.

During the year ended December 31, 2007, the Company cancelled the option agreement and is currently negotiating the transfer of the property back to Golden Arrow Resources Corporation. On February 19, 2008, the Company cancelled its option to acquire an interest in the property.

During the year ended December 31, 2007, the Company incurred $31,077 to maintain the property in good standing which was recorded as impairment of mineral property.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

In order to maintain the property in good standing Golden Arrow advanced the Company $11,850 (US$12,000) during fiscal 2007 for purposes of paying the property canon for the first semester of 2008, which was paid during the current period ended March 31, 2008.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended March 31, 2008 and 2007, and last three audited fiscal years ended December 31, 2007, 2006 and 2005:

	Three months ended March 31, 2008	Three months ended March 31, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(83,769)	(76,298)	(468,110)*	(1,484,944)**	(825,567)***
Basic and diluted loss per share	(0.003)	(0.003)	(0.02)	(0.06)	(0.04)
Total assets	50,537	49,764	46,369	56,291	676,067

* Includes $31,077 in exploration expenditures during the year
** includes $743,959 in mineral property impairment in fiscal 2006.
*** Includes $355,283 in mineral property impairment in fiscal 2005.

RESULTS OF OPERATIONS

For the three months ended March 31, 2008

For the three months ended March 31, 2008 the net loss was $83,769 or $0.003 per share compared to the net loss of $76,298 or $0.003 per share (9.79% increase) in 2007. The increase in the net loss of $7,471 was primarily due to increases in interest payments of $12,815. The Company is charged 2% interest on amounts owing by a related party; legal expenses increased by $7,533 due to activity in corporate, property and financing matters; property investigation costs increased by $5,275 due to investigating new and currently owned properties in South America and shareholder communication expenses increased by $5,523 due to keeping shareholders informed on current corporate matters. These increases were offset by decreases in management fees of $16,500 due to corporate changes in day to day management of the Company and travel and promotion decreased by $9,927 with the balance of the decreases of $2,752 spread over the remainder of the expenses.

For the year ended December 31, 2007

For the year ended December 31, 2007 the net loss was $468,110 or $0.02 per share compared to the net loss of $1,484,944 or $0.06 per share (68.48% decrease) in 2006. The decrease in the net loss of $1,016,834 was primarily due to decreases in mineral property impairment of $712,882, and $328,627 in non-cash stock-based compensation expense. The company recorded non-cash compensation expense during the year ended December 31, 2006 which represented the estimated fair

For the year ended December 31, 2007 – Cont'd

value of stock options granted during the year ended with decreases in management fees of $25,000, travel and promotion of $15,147, office and miscellaneous of $30,481, interest of $5,893, filing fees of $3,638 and shareholder communications of $5,438, taxes on flow-through shares of $18,477 with a recovery in accounts payable write-off of $46,326. These decreases were offset by increases in legal fees of $105,814 due to increased activity in corporate, property investigations and financing, property investigation costs of $45,842 due to an extensive investigation of properties in South America, consulting fees increased by $13,419 due to maintaining corporate and administrative consultants in South America with the balance of the increases of $1,414 spread over the remainder of the expenses.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the three-months ended March 31, 2008 and 2007 and for the years ended December 31, 2006, 2005 and 2004:

BALLAD GOLD & SILVER LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2008

	Three months ended March 31, 2008	Three months ended March 31, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Accounting and audit fees	1,800	1,550	23,612	32,288	32,613
Increase (decrease) *	16.13	-	(26.87)	(1.00)	16.60
Amortization	467	570	2,483	3,311	4,434
Increase (decrease) *	(18.07)	-	(25.00)	(25.35)	(6.40)
Consulting fees	5,000	3,360	27,979	14,560	15,606
Increase (decrease) *	48.80	-	92.16	(6.70)	1.42
Filing fees	5,150	3,750	11,204	14,842	9,224
Increase (decrease) *	37.33	-	(24.51)	60.91	(43.46)
Interest	19,550	6,735	36,905	42,798	41,841
Increase (decrease) *	190.27	-	(13,76)	2.29	150.47
Legal	7,533	-	139,586	25,086	91,819
Increase (decrease) *	100.00	-	456.43	(72.68)	(25.42)
Management fees	7,500	24,000	71,000	96,000	118,500
Increase (decrease) *	(68.75)	-	(26.04)	(18.99)	79.50
Office and miscellaneous	7,272	5,771	11,213	41,694	62,427
Increase (decrease) *	26.00	-	(73,10)	(33.21)	18.34
Part X11.6 taxes	-	-	40	18,517	-
Increase (decrease) *	-	-	(99.78)	100.00	-
Rent	7,795	9,300	39,000	37,200	37,200
Increase (decrease) *	(16.18)	-	4.84	-	-
Property investigation	5,275	-	45,842	-	-
Increase (decrease) *	100.00	-	100.00	-	-
Shareholder communications	15,602	10,079	43,410	48,848	82,122
Increase (decrease) *	54.80	-	(11.13)	(40.52)	7.01
Stock based compensation	-	-	-	328,627	-
Increase (decrease) *	-	-	N/A	N/A	N/A
Transfer agent	825	1,256	4,405	3,963	4,851
Increase (decrease) *	(34.32)	-	11.15	(18.31)	7.23
Travel and promotion	-	9,927	18,094	33,241	17,522
Increase (decrease) *	(100.00)	-	(45.57)	89.71	(49.82)

* Increase (decrease) expressed in % compared to the prior year

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2008	2007				2006		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(83,769)	(76,298)	(97,954)	(224,644)	(69,214)	(80,856)	(82,503)	(1,031,218)
Basic/diluted loss per share	(0.003)	(0.003)	(0.01)	(0.01)	(0.002)	(0.01)	(0.00)	(0.04)

The net loss of $83,769 for the first quarter ended March 31, 2008, increased marginally compared to the net loss of $76,298 for the first quarter of the previous year. Refer to "Results of Operations" above.

The net loss of $69,214 for the fourth quarter ended December 31, 2007, decreased significantly compared to the net loss of $1,031,218 for the fourth quarter of the previous year which was mainly due to mineral property impairment of $743,959 in fiscal 2006 and to non-cash stock based compensation expense of $130,921.

The net loss of $76,298 for the first quarter ended December 31, 2007, decreased significantly compared to the net loss of $290,367 for the first quarter of the previous year which was mainly due to non-cash stock-based compensation expense of $197,706.

The net loss of $224,644 for the third quarter ended December 31, 2007, increased significantly compared to the net loss of $82,503 for the third quarter of the previous year which was mainly due to legal expenses of $117,199 due to increased activity in corporate, property investigations and financing matters.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company had a working capital deficiency of $1,457,387 (2006: $1,399,045).

Management anticipates raising additional funding through sale of its securities to enable the Company to fund ongoing operations.

As of March 31, 2006 the Company had completed $320,500 of its planned $1,500,000 private placement pursuant to which the Company has issued 4,006,250 units of its securities at $0.08 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.105 per share. During the current period ended March 31, 2008 these warrants expired unexercised.

LIQUIDITY AND CAPITAL RESOURCES – Cont'd

On July 13, 2007 the Company completed a second tranche of its private placement, issuing 5,185,735 units of its securities at $0.08 per unit, raising $414,859, of which $206,759 was received during 2006 and recorded as liability to issue shares. Each unit consists of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of $0.15 per share. The units were restricted from trading until November 14, 2007. Management has estimated the fair value if the warrant to be $116,679 which has been included in share capital

At March 31, 2008, the Company held cash on hand of $3,681 (2007: $15,558), amounts receivable of $34,652 (2007: $21,555), prepaid expenses of $4,671 (2007: $2,708) and liabilities totalled $1,500,391 (2007: $1,438,896).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

On May 11, 2007, the authorized share capital of the Company was changed from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company's shareholders' equity (deficiency) is as follows:

	Common shares		Contributed	Share	Accumulated	
	Quantity	Amount	Surplus	Subscriptions	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	20,785,755	12,981,633	1,146,867	23,824	(14,605,517)	(453,193)
Shares issued for cash	4,006,250	320,500	-	(23,824)	-	296,676
Stock based compensation	-	-	328,627	-	-	328,627
Loss for the year	-	-	-	-	(1,484,944)	(1,484,944)
Balance, December 31, 2006	24,792,005	13,302,133	1,475,494	-	(16,090,461)	(1,312,834)
Shares issued for cash	5,185,735	414,859	-	-	-	414,859
Loss for the year	-	-	-	-	(468,110)	(468,110)
Balance, December 31, 2007	29,977,740	13,716,992	1,475,494	-	(16,558,571)	(1,366,085)
Loss for the period	-	-	-	-	(83,769)	(83,769)
Balance, March 31, 2008	29,977,740	13,716,992	1,475,494	-	(16,642,340)	(1,449,854)

Warrants

A summary of the status of the Company's warrants as of March 31, 2008 and 2007, and changes during the year then ended is as follows:

SHARE CAPITAL – Cont'd

	2008		
	Warrants	Weighted Average Exercise Price	
Outstanding, December 31,2004 and March 31, 2005	10,264,667	$	0.220
Granted	2,222,222		0.150
Exercised	-		0.110
Expired	(10,264,667)		0.220
Outstanding, December 31, 2005	2,222,222	$	0.150
Granted	4,006,250		0.105
Outstanding, December 31, 2006	6,228,472	$	0.121
Granted	5,185,735		0.105
Expired	(2,222,222)		0.150
Outstanding, December 31, 2007	9,191,985	$	0.105
Expired	(4,006,250)		0.105
Outstanding, March 31, 2008	5,185,735	$	0.105

At March 31, 2008, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
5,185,735	$0.105	July 13, 2009
5,185,735		

The weighted average remaining life of all outstanding warrants as of March 31, 2008 is 1.3 years (2007 – 0.70)

Stock Option Plan

The Company follows the policies of the TSX Venture Exchange ("TSX-V") under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the stock option plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2007 and December 31, 2006 and changes during the years then ended is presented below:

Stock Option Plan – cont'd

	March 31, 2008		March 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	1,928,575	$0.25	2,078,575	$0.25
Granted	-	-	-	-
Expired/cancelled	(1,928,575)	0.25	-	-
Outstanding and exercisable, end of period	-	-	2,078,575	$0.25

At March 31, 2008, there were no share purchase options outstanding. :

At March 31, 2007, 2,078,575 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
2,078,575	0.25	March 2, 2008
2,078,575		

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2008, no stock options were granted.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2008 and 2007, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2008	2007
Management fees	$ 7,500	$ 24,000
Interest	19,550	6,687
Legal	9,113	-
Property investigation costs	5,275	-
Shareholder communications	5,250	-
	$ 46,688	$ 30,687

At March 31, 2008, the Company owed $744,543 (2007 - $510,247) to directors of the Company and companies controlled by directors of the Company. These amounts are unsecured and have no set terms of repayment and include approximately $379,144 (2007: $132,329) owing to a company controlled by a

RELATED PARTY TRANSACTIONS – Cont'd

director that accrues interest at the rate of 2% per month. Interest paid or accrued during the three months ended March 31, 2008 was $19,550 (2007:$6,687). The balance of funds due to directors is non-interest bearing.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

OUTSTANDING SHARE DATA

As at May 12, 2008 the Company had an authorized share capital of an unlimited number of common shares without a par value. Shares outstanding as at May 12, 2008 totalled 29,977,740 shares, granted options to directors and employees totalling Nil shares and had 5,185,735 warrants outstanding at a weighted average exercise price of $0.105 per share.

MANAGEMENT CHANGES

There were no changes during the current period.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

The Company plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the year end filings and to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's

disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Effective January 1, 2007 the Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and taxes payable are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

ACCOUNTING CHANGES – Cont'd

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4000

RECEIVED
2008 AUG 14 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Anthony J. Beruschi, President and Chief Executive Officer of **Ballad Gold & Silver Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **March 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: May 30, 2008.

" Anthony J. Beruschi "
Anthony J. Beruschi
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

BALLAD GOLD & SILVER LTD.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Ballad Gold & Silver Ltd.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **March 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: May 30, 2008.

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4000

BALLAD
gold & silver ltd.

RECEIVED
2008 JUN 14 P 2:24

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

605 - 889 West Pender Street
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
email: ajb@balladnet.com
Internet: www.balladnet.com

June 6, 2008

NEWS RELEASE

Ballad Gold & Silver Ltd. ("Ballad") **(TSX.V:BGS)** announces that at its Annual and Special General Meeting of shareholders scheduled for June 24, 2008 it will be seeking shareholder consent to a proposed consolidation of its share capital on several ratios including a ratio of four (4) old shares for one (1) new share. The Company will also be seeking shareholder approval to a change of its name to Ballad Gold Corp., or such other name as the Board of Directors may approve.

Currently, a total of 29,977,740 common shares in the capital of the Company are issued and outstanding. Accordingly, if put into effect on the basis of the maximum authorized ratio of four (4) existing common shares for one (1) new common share, a total of 7,494,435 common shares in the capital of the Company would be issued and outstanding following the said consolidation, assuming no other change in the issued capital. There is currently no maximum number of authorized common shares.

The share consolidation is being proposed in order to allow the Company greater flexibility in future financings. Both the share consolidation and name change are subject to shareholder approval and TSX Venture Exchange acceptance for filing.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi
President & CEO

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ajb@balladnet.com.

#82-4000

BALLAD
gold & silver ltd.

RECEIVED
2008 JUL 14 P 2:24

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
email: ajb@balladnet.com
Internet: www.balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

July 7, 2008

4:1 SHARE CONSOLIDATION APPROVED

Ballad Gold & Silver Ltd. ("Ballad") (**TSX.V:BGS**) announces that at its 2008 Annual and Special General Meeting, Anthony J. Beruschi, Raymond Roland, Douglas B. Brooks and Luis Botto were re-elected as Directors of Ballad. Mr. Beruschi is continuing as Ballad's President. Shareholders approved special resolutions consolidating the Company's shares on a four old for one new basis and changing the Company's name to Ballad Gold Corp. or such other name as the Board of Directors of the Company may approve.

The share consolidation and name change are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi
President & CEO

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ***ajb@balladnet.com.***

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#82-4000

RECEIVED

2008 AUG 14 P 2:21

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Ballad Gold & Silver Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. Date of Material Change

June 6, 2008

Item 3. News Release

News Release dated June 6, 2008 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that at its Annual and Special General Meeting of shareholders scheduled for June 24, 2008 it will be seeking shareholder consent to a proposed consolidation and approval to a change of its name to Ballad Gold Corp., or such other name as the Board of Directors may approve.

Item 5. Full Description of Material Change

The Issuer announces that at its Annual and Special General Meeting of shareholders scheduled for June 24, 2008 it will be seeking shareholder consent to a proposed consolidation of its share capital on several ratios including a ratio of four (4) old shares for one (1) new share. The Issuer will also be seeking shareholder approval to a change of its name to Ballad Gold Corp., or such other name as the Board of Directors may approve.

Currently, a total of 29,977,740 common shares in the capital of the Issuer are issued and outstanding. Accordingly, if put into effect on the basis of the maximum authorized ratio of four (4) existing common shares for one (1) new common share, a total of 7,494,435 common shares in the capital of the Issuer would be issued and outstanding following the said consolidation, assuming no other change in the issued capital. There is currently no maximum number of authorized common shares.

The share consolidation is being proposed in order to allow the Issuer greater flexibility in future financings. Both the share consolidation and name change are subject to shareholder approval and TSX Venture Exchange acceptance for filing.

Item 6. <u>Reliance on Section 7(2) of National Instrument 51-102</u>

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. <u>Omitted Information</u>

There is no omitted information.

Item 8. <u>Senior Officers</u>

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of June, 2008.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

July 7, 2008

Item 3. **News Release**

News Release dated July 7, 2008 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the re-election of Directors at its 2008 Annual and Special General Meeting.

The Issuer also announces shareholders approving special resolutions for consolidating the Issuer's shares and changing the Issuer's name.

Item 5. **Full Description of Material Change**

The Issuer announces that at its 2008 Annual and Special General Meeting, Anthony J. Beruschi, Raymond Roland, Douglas B. Brooks and Luis Botto were re-elected as Directors of the Issuer. Mr. Beruschi is continuing as the Issuer's President. Shareholders approved special resolutions consolidating the Issuer's shares on a four old for one new basis and changing the Issuer's name to Ballad Gold Corp. or such other name as the Board of Directors of the Issuer may approve.

The share consolidation and name change are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of July, 2008.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

END